SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 6

to

ANNUAL REPORT

of

ASIAN INFRASTRUCTURE INVESTMENT BANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE	i
SIGNATURE	ii
EXHIBIT 16 — OPINION AND CONSENT OF THE GENERAL COUNSEL OF THE ASIAN INFRASTRUCTURE INVESTMENT BANK, WITH RESPECT TO LEGALITY
EXHIBIT 17 — OPINION AND CONSENT OF SULLIVAN & CROMWELL LLP, WITH RESPECT TO LEGALITY

EXPLANATORY NOTE

This Amendment No. 6 to the annual report on Form 18-K for the fiscal year ended December 31, 2024 (the “Annual Report”) is filed by the Asian Infrastructure Investment Bank (“AIIB”), a multilateral development bank established and operating under the Articles of Agreement, an international treaty to which governments are parties and which was open for signature on June 29, 2015 and entered into force on December 25, 2015, with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. This amendment to the Annual Report, including any future amendments, is intended to be incorporated by reference into any future prospectus filed by AIIB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

The Annual Report is hereby amended as follows:

1. Exhibit 16 hereto, entitled “Opinion and consent of the General Counsel of the Asian Infrastructure Investment Bank, with respect to legality,” is added to the Annual Report; and

2. Exhibit 17 hereto, entitled “Opinion and consent of Sullivan & Cromwell LLP, with respect to legality,” is added to the Annual Report.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Beijing, People’s Republic of China, on the 14th day of January, 2026.

ASIAN INFRASTRUCTURE INVESTMENT BANK

By:	/s/ Domenico Nardelli
Name:	Domenico Nardelli
Title:	Acting Chief Financial Officer and Treasurer

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EXHIBIT INDEX

Exhibit Number	Description

16.	Opinion and consent of the General Counsel of the Asian Infrastructure Investment Bank, with respect to legality

17.	Opinion and consent of Sullivan & Cromwell LLP, with respect to legality

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